Goldman Sachs (Asia) L.L.C. (a Delaware, USA limited liability company) 68th Floor I Cheung Kong Center I 2 Queen's Road Central I Hong Kong
Tel: (852) 2978-1000 I Fax: (852) 2978-0440




                Golclman

                SadlS



--------------

August 22, 2022



U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, N.E.
Washington, D.C. 20549


        RE: Perfect Corp. I Provident Acquisition Corp.


Ladies and Gentleman:

Goldman Sachs (Asia) L.L.C. ("Goldman Sachs") hereby submits the enclosed resignation letter
(the "Resignation Letter"). The Resignation Letter was previously delivered to Perfect Corp. (the
"Company") to inform the Company that, in accordance with the Company's request, Goldman
Sachs has resigned and ceased to act as financial advisor to the Company and any related capacity, relationship or role in connection with the proposed business combination of the
Company and Provident Acquisition Corp. (the "SP AC") , and that Goldman Sachs will not be responsible for any part of the Company's Registration Statement on Form F-4 (File No. 333-263841 ), including any amendments thereto or documents incorporated therein
(the "Registration Statement").

This letter is being furnished to the U.S. Securities and Exchange Commission
(the
"Commission") in accordance with Section 11 (b)(l) of the Securities Act of 1933, as amended, to notify the Commission that Goldman Sachs will not be responsible for the contents of the
Registration Statement.

If you should have any questions regarding these matters, please contact Matthew Leavitt by phone at (212) 902-5782 or by e-mail at matt.leavitt@gs.com, Hubert Yang by phone at
+65 6889-3094 or by e-mail at hubert.yang@gs. com , or Lulu Zhou by phone at +852 2978-1270 or by e-mail at lulu.zhou@gs.com.
 U.S. Securities and Exchange Commission
August 22, 2022
Page 2
                                          Goldman
                                          SacllS




Sincerely,




GOLDMAN SACHS (ASIA) L.L.C.

(Incorporated in Delaware, U.S.A.
with limited liability)

Name: Vikram Chavali
Title: Managing Director



cc: Perfect Corp.


Encl.
 PERSONAL AND CONFIDENTIAL

August 17, 2022

Alice Chang
CEO
Perfect Corp.
14F., No.98, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan (R.O.C.).


Re:    Goldman Sachs Financial Advisor Resignation

Dear Alice:

Goldman Sachs (Asia) L.L.C. (   Goldman Sachs   ) writes to inform you that, in
accordance with
your request, Goldman Sachs hereby resigns and ceases to act as financial advisor to Perfect Corp.
(the    Company   ) and any related capacity, relationship or role, and will not act in any other
capacity, relationship or role, with or for the Company or Provident Acquisition Corp. (the
   SPAC   ), in connection with the proposed business combination of the SPAC and the Company,
effective immediately, and that Goldman Sachs will not be responsible for any part of any registration statement that the Company or the SPAC may file with the Securities and Exchange
Commission in connection with such potential business combination transaction, including any
amendments thereto or documents incorporated therein (the    Registration
Statement   ).
Registration Statement shall include, without limitation, the registration statement on Form F-4
(File No. 333-263841) filed by the Company, including any amendments thereto or documents incorporated by reference therein.

This letter is being furnished to you in accordance with Section 11(b)(1) of the Securities Act of
1933, as amended, to notify you that Goldman Sachs will not be responsible for the contents of the Registration Statement. This letter should not be construed as an admission that Goldman
Sachs is an underwriter, as that term is defined in Section 2(a)(11) of the Securities Act of 1933.

Very truly yours,




_________________________________
GOLDMAN SACHS (ASIA) L.L.C.

(Incorporated in Delaware, U.S.A.
with limited liability)

Name: Vikram Chavali
Title: Managing Director